Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Autonomous City of Buenos Aires, May 19th, 2022

To the

Comisión Nacional de Valores de la República de Argentina (Argentine National Securities Commission)

Ref.: Relevant Information

Dear Sirs,

We are writing to you in order to inform that, on the date hereof, we have subscribed an investment agreement, subject to the compliance of certain terms and conditions, for which Grupo Financiero Galicia S.A. (“GFG”) will make an irrevocable contribution in Argentine pesos for a future shares subscription of Agripay S.A. (the “Company”) that will allow GFG to obtain a 15 % equity interest of the Company’s capital stock.

The final amount of the irrevocable contribution will be timely informed and will not have a significant impact on GFG’s equity.

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com